Exhibit 99.3

AMENDMENT TO

THE

BLOCKBUSTER INVESTMENT PLAN

1. Section 3.1(c)(iv) is amended to read as follows:

“(iv) any Employee included in a group determined by the Board, in a duly authorized written resolution or unanimous written consent, not to be eligible to participate in the BIP.”

2. Section 4.4 is amended by adding an additional sentence to the end thereof, such amended Section 4.4 to read in its entirety as follows:

“4.4 Additional Service Credit:

“The Committee, in its sole discretion, may provide additional credit for purposes of determining Eligibility Service or Vesting Service for periods not required to be credited under this Article IV. Any determination to provide additional credit made by the Committee under this Section 4.4 shall be made (i) in a written instrument issued in accordance with the provisions of Article XII and (ii) in a non-discriminatory manner and in accordance with the requirements of ERISA, the Code and all applicable rules and regulations.”

3. Section 2.28(b) is amended by adding sentence at the end thereof, such revised Section 2.28(b) to read as follows:

“(b) The determination of the “Highly Compensated participants” may be made by the Retirement Committee on the basis of the “top-paid group” election or the substantiation guidelines in accordance with such regulations, notices, or other guidance issued under Section 414(q) of the Code. The Committee has elected to make the “top-paid group” election. Any subsequent change in the Committee’s election shall be reflected in an amendment to the Plan.”

4. Article XI of the Plan is amended inserting a new Section 11.7 and to renumber the current Sections 11.7 and 11.8 as new Sections 11.8 and 11.9, with such new Section 11.7 to read in its entirety as follows:

“11.7 Time of Payment: Unless the Participant elects otherwise, the payment of the value of a Participant’s vested Accounts under the Plan shall be payable not later than the sixtieth day after the latest of the close of the Plan Year in which he:

(a) Attains age 65

(b) Completes 10 years of participation under the plan, or

(c) Incurs a termination of employment

If no election is received, the Participant is deemed to have elected to defer his distribution.”

5. Subsection 16.3(a) is amended by inserting a new sentence at the end thereof, such amended Subsection 16.3(a) to read as follows:

“(a) Determination and Valuation Dates. The term “Determination Date” shall mean, in the case of any Plan Year, the last day of the preceding Plan Year. The value of an individual’s Account Balance shall be determined as of the Valuation Date next preceding the Determination Date and shall include any contribution actually made after such Valuation Date but on or before the Determination Date. If the highest rate allocated to a Key Employee, for a Plan Year in which the Plan is Top-Heavy, is less than three percent (3%), amounts contributed as a result of a salary reduction agreement must be included in determining contributions made on behalf of such Key Employees.”

6. Subsection 16.4(c) is amended to read in its entirety as follows:

“(c) Limitations on Annual Additions and Benefits. For purposes of computing the defined benefit plan fraction and defined contribution plan fraction as set forth in Sections 415(e)(2)(B) and 415(e)(3)(B) of the Code for Plan Years beginning before January 1, 2000, the dollar limitations on benefits and annual additions applicable to a limitation year shall be multiplied by 1.0”

7. The second paragraph of new Section 11.8 (formerly Section 11.7 prior to the adoption of amendment No. 4 above) is amended to read in its entirety as follows:

“With respect to Participants who are not five percent (5%) owners (as defined in Section 416(1)(B) of the Code) and who (i) attain age 70  1/2 on or after January 1, 1997 or (ii) are eligible and elect to defer their distributions in accordance with this Paragraph, the benefits of any Participant shall be distributed or shall commence to be distributed in accordance with Code Section 401(a)(9) and the regulations and other guidance issued thereunder not later than the April 1 following the close of the calendar year in which the Participant terminates employment or attains age 70  1/2, whichever is later. The benefits of any Participant who is a 5% owner shall be distributed or shall commence to be distributed in accordance with Code Section 401(a)(9) and the regulations and other guidance issued thereunder not later than the April 1 following the close of the calendar year in which the Participant attains age 70  1/2.”

8. Section 2.32 is amended to read in its entirety as follows:

“2.32 “Leased Employee” shall mean any person who provides services for an Employer under the primary direction and control of the Employer and who qualifies as a “leased employee” as defined in Section 414(n)(2) of the Code.”

9. The introductory language of Appendix D is amended to read as follows:

“The provisions of this Appendix D shall apply to all Plan Years beginning prior to January 1, 2001, and to any subsequent Plan Years for which the “safe harbor” provisions of Code Sections 401(k)(12) and 401(m)(11) are not applicable.” Any decision by the Committee not to apply the “safe harbor” provisions for a particular Plan Year that is made during the course of such Plan Year shall be made in accordance with the requirements of the Code and all applicable IRS regulations and guidance, including but not limited to guidance set forth in Notice 2000-3.”

10. Section 2.2 is amended to read in its entirety as follows:

“2.2 Account(s)” shall mean with respect to any Participant the separate accounts maintained by the Committee or its designee with respect to which are allocated to the appropriate separate account Salary Reduction Contributions, After-Tax Contributions, Rollover Contributions, Matching Employer Contributions, and any other contributions or direct transfers made to the BIP on behalf of any Participant or Beneficiary.”

11. Section 2(a)(iii) of Appendix D and the second paragraph of Section 3(a)(2) of Appendix D are amended by inserting at the end thereof an additional sentence to read as follows:

“Current Plan year testing was used for Plan Years prior to January 1, 2001.”

12. Article V of the Plan is amend to insert at the end thereof a new Section 5.15, such Section 5.15 to read in its entirety as follows:

“5.15 Safe Harbor Notice. In accordance with Code Sections 401(k)(12) and 401(m)(11), each Employee eligible to participate in the Plan shall be, within a reasonable period before any Plan year, given written notice of the Employee’s rights and obligations as an employee eligible to participate in a safe harbor plan”

13. Appendix D of the Plan is amended by inserting a new Section 3(j), such section 3(j) of Appendix D to read in its entirety as follows:

“(j) For purposes of determining the Contribution Percentage of a Participant, any plans that are treated as one plan for purposes of Section 410(b) of the Code shall be treated as one plan. If a Highly Compensated Participant participates in two or more plans of an Employer, all contributions under those plans shall be aggregated for purposes of determining the actual contribution percentage of such Highly Compensated Participant.”